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                                   EXHIBIT 12

                     Letter to Shareholders of the Company.
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                  [GRIFFIN TECHNOLOGY INCORPORATED LETTERHEAD]

Dear Stockholder:

     On October 23, 1995, Griffin Technology Incorporated (the "Company") announced that it had entered into an Agreement and Plan of Merger ("Agreement") with Diebold, Incorporated, ("Parent"), pursuant to which D-GT Acquisition, Incorporated ("Purchaser"), a New York corporation and a wholly-owned subsidiary of Parent, agreed to offer to purchase all of the issued and outstanding shares of the Company's Common Stock at a price of $7.75 net per share payable in cash through a tender offer to the stockholders of the Company (the "Offer"). The Agreement provides for a subsequent merger of Purchaser into the Company at the same price per share paid pursuant to the Offer.

     Based in part on the opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), the Company's financial advisor, that the consideration to be paid to stockholders of the Company in the Agreement is fair to such stockholders from a financial point of view, your Board of Directors has unanimously approved the Agreement and determined that the Agreement is in the best interests of stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision to recommend the Offer, the Board of Directors gave careful consideration to a number of factors, which are described in the
Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. I urge you to read the Schedule 14D-9 carefully.

     Finally, the Annual Meeting of the Company scheduled for November 16, 1995 will be adjourned until further notice in view of the proposed transactions contemplated by the Agreement.

                                          Sincerely,

                                          ROBERT S. URLAND
                                          President and
                                          Chief Executive Officer